MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

February 20, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds James Lopez Steve Lo Linda Cvrkel Ronald Alper

Re: Adorbs Inc.

Registration Statement on Form S-1

Filed January 19, 2018

File No. 333-222631

Dear Mr. Reynolds:

We are filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Rebecca Jill Lazar, President of Adorbs Inc. (the “Company”), dated February 15, 2018 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There have been no such communications sent to any potential investors.

2.	The cover page indicates that you are offering a maximum of 20,000,000 shares of common stock at $.01 per share for $200,000 in proceeds. However, the table on page 2 refers to $20,000,000. Please revise to reconcile the apparent inconsistency.

We have revised the table on page 2 of the Registration Statement to reconcile the inconsistency.

Business, page 19

3.	Please revise to discuss the sources of your products, including any agreements for manufacturing, shipping and handling.

We have revised the discussion of the sources of our products in order to disclose that we have engaged Pluton Clothing, an Indian manufacturer. Also, we’ve included that we have also engaged Transgroup International as the shipping Company for our products. As now discussed in the Registration Statement, the clothing would be exported out of the port of Tirupur India via ocean freight to the port of discharge in New York, NY. Thereafter, it shall be delivered to the Company’s operating facility.

Directors, Executive Officers, Promoters and Control Persons, page 26

4.	Please disclose Ms. Lazar’s business experience for the past five years, including her principal occupations and employment. See Item 401(e) of Regulation S-K.

We have added disclosure that, prior to this endeavor, Ms. Lazar’s principal experience was being a mother to her three children, whom she dressed for many years.

Exhibits

Exhibit – 23.1

5.	Please revise to provide a currently dated consent from your independent auditor for the inclusion of their report on your audited financial statements in the registration statement.

We have included a currently dated consent from out independent auditor in the Registration Statement.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.

Matthew McMurdo, Esq.

cc:	Rebecca Jill Lazar President, Adorbs Inc.